Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

35,000 METRE DRILL PROGRAM ON WASAMAC IN 2011
CONTINUES TO YIELD POSITIVE RESULTS

MONTREAL, Quebec, Canada, May 11, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to announce preliminary results from the Company’s extensive 35,000 metre drilling program on its Wasamac property.

Highlights:

  2011 results include: 3.45 g/t Au over 46.60 metres, 2.66 g/t Au over 68.42 metres, 2.16 g/t Au over 65.66 metres, and 3.38 g/t Au over 13.68 metres (true width);

  Results in at least two holes suggest that the previously identified Main Zone widens at depth;

  9,900 metres of drilling completed to date; 35,000 meters planned for current campaign;

  Additional drilling to begin shortly on Zone 2 to the west, and on zones 1 and 3.

Martin Rivard, President and CEO, commented: “The results obtained to date from our 2011 drilling program further reaffirm our optimistic view of the strong long-term potential that the Wasamac property can provide for Richmont and our shareholders. One of our main objectives for this campaign is to further expand the resource base of the Property, from its previously announced Resources of over 1 million ounces of gold, and once complete results are obtained from the 35,000 metres of drilling that we are planning this year, we will continue to evaluate the potential for an underground bulk mining operation on this Property. We look forward to interpreting additional results as they are obtained, and applying them toward the completion of a scoping study by the end of 2011.”

TABLE 1
2011 DRILLING RESULTS(1)
						Vertical depth of
Hole	Length	From	To	True Width	Grade	Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(meters)
WS-11-56	548	462.70	479.00	13.71	2.79	454
WS-11-57	1,047	812.35	819.00	N.A. (2)	1.83	812
		985.20	990.00	3.36	2.07	982
WS-11-58	363	321.50	323.50	1.94	1.68	241
WS-11-59	459	359.50	372.00	10.85	1.27	332
WS-11-60	390	331.80	337.00	4.91	2.14	269
WS-11-61	705	378.50	383.00	N.A. (2)	1.77	377
		544.00	627.00	65.66	2.16	578
WS-11-62	144	Abandoned, wrong deviation. Restarted with WS-11-62A.
WS-11-62A	903	737.50	753.00	N.A. (2)	1.30	723
		858.00	867.00	6.89	1.66	836
WS-11-63	402	342.75	352.00	8.54	1.95	295
WS-11-64	546	443.10	454.00	7.9	2.54	441
WS-11-65	849	718.00	729.00	N.A. (2)	3.47	674
		738.00	792.90	46.6	3.45	713
WS-11-66	470	Abandoned due to technical difficulties. Restarted with WS-11-66A.

35,000 METRE DRILL PROGRAM ON WASAMAC IN 2011 CONTINUES TO YIELD POSITIVE RESULT
May 11, 2011

TABLE 1
2011 DRILLING RESULTS(1)
						Vertical depth of
Hole	Length	From	To	True Width	Grade	Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(meters)
WS-11-66A	174	507.20	590.00	68.42	2.66	534
WS-11-67	399	287.00	301.85	14.14	1.95	240
WS-11-68	30	Abandoned, wrong deviation. Restarted with WS-11-68A
WS-11-68A	816	735.00	750.00	13.68	3.38	651
WS-11-69	453	367.00	374.00	6.07	1.92	326
WS-11-70	401	331.40	333.40	1.91	2.88	224
WS-11-71	801	759.00	783.70	22.12	2.04	696
Metres drilled:	9,900

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	N.A. = Not available: mineralized zone outside the shear zone.

Main Zone: Drilling confirmed the continuity of the mineralization at the centre of the resource and showed an important widening of the gold-bearing mineralization to the west at depth, below the resource bloc. In this area, mineralization is not only limited to the shear zone but is also found in the footwall.

Zone 2: Drilling on the upper portion generated results consistent with the previously defined resource bloc, although the grade of the mineralization is slightly lower. In the lower portion of Zone 2, drilling indicated that the mineralization continues to the west, outside of the previously defined resource bloc, with an important widening observed in hole WS-11-65. This hole also highlighted another mineralized zone grading 3.47 g/t Au over a core length of 11 metres in the hanging-wall of the shear zone. More work will be required to evaluate the potential of this zone.

Chart 1: Longitudinal Section – Wasamac: 2011 exploration results to date http://media3.marketwire.com/docs/minesrichmonteng.pdf

While 3 drills were active on the Wasamac property until the end of April, the drilling contractor that Richmont is using for the project has recently encountered a limited availability of experienced workers. As a result, there are currently only 2 drills active on the site. Richmont is evaluating alternative options in order to secure additional drills for Wasamac and the recently optioned Globex claims.

Additional details about the Wasamac Property
This 7.58 km2 (757.65 hectare) property is located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district, and is less than 10 km east of the Company’s Francoeur Mine. The past-producing Wasamac Mine, located on the property, produced a total of 1.9 million metric tonnes at an average grade of 4.16 g/t Au, between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone.

As of December 31, 2010, the Wasamac property had estimated Measured and Indicated Resources of 5,093,180 tonnes grading 2.51 g/t Au for 411,073 ounces of gold, and Inferred Resources of 11,515,020 tonnes grading 2.72 g/t Au for 1,007,875 ounces of gold.

Optioned Globex Claim Details
The 5 claims cover a total area of 2.07 km2 (207 hectares), and are adjacent to the eastern boundary of Richmont’s Wasamac property. The potential for gold from surface to the -200 metre elevation on the Wasa Shear Zone was tested by previous owners, and no significant results were obtained. The objective of Richmont is to verify the potential presence of mineralized zones similar to those observed on the Wasamac property at deeper elevations. Please see the May 9, 2011 press release entitled “Richmont Mines signs option agreement with Globex; Expands Wasamac exploration package” for more details.

35,000 METRE DRILL PROGRAM ON WASAMAC IN 2011 CONTINUES TO YIELD POSITIVE RESULT
May 11, 2011

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Company currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web	Site: www.richmont-mines.com